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Exhibit (a)(1)(F)

Savient Pharmaceuticals Commences Offer to
Repurchase Up to 10 Million Shares
Represents Approximately 16.2% of Shares Outstanding

EAST BRUNSWICK, N.J., Aug 14, 2006 – Savient Pharmaceuticals, Inc. (NASDAQ:SVNT) announced today that it has commenced an offer to repurchase up to 10 million shares of its common stock in a “modified Dutch Auction” tender offer at a price of not greater than $6.80 nor less than $5.80 per share. If Savient repurchases the full 10 million shares, the offer will result in the repurchase by Savient of approximately 16.2% of its currently outstanding shares. The tender offer will be financed from the Company’s existing cash position.

The tender offer, proration period and withdrawal rights will expire at 9:00 a.m., New York City time, on September 12, 2006, unless the tender offer is extended. Subject to applicable law, Savient reserves the right to accept for payment, according to the terms and conditions of the tender offer, up to an additional 2% of Savient’s outstanding shares (or approximately 1,200,000 shares).

Christopher Clement, President and Chief Executive Officer of Savient, said, “The Board believes that the recent trading price range of Savient’s shares is not fully reflective of the value of the Company’s business and future prospects. Consequently, the repurchase of Savient’s shares represents an attractive investment and an efficient means to provide value to our stockholders. In determining the size of the share repurchase plan, the Board of Directors carefully considered a broad range of factors including cash flow from operations and the estimated cost of completing the full clinical development for, and commercial launch of, our Puricase® drug candidate currently in phase 3 clinical trials for treatment-failure gout, and the possible timing and effect of a generic version of Oxandrin®.”

Mr. Clement continued, “The share repurchase represents yet another accomplishment toward meeting the goals of the strategic plan outlined for Savient several years ago. We are steadfast in our commitment to focus our efforts on achieving value for our stockholders.”

The Dealer Manager for the tender offer is Citigroup Global Markets Inc. The Information Agent for the tender offer is MacKenzie Partners, Inc.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the Offer to Purchase, dated August 14, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto. Savient will be filing with the SEC on August 14, 2006 a Schedule TO that will include these documents and other materials as exhibits. Stockholders should carefully read the Schedule TO and its exhibits because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of these documents from the SEC’s website at http://www.sec.gov without charge when these documents become available. Stockholders may also request a copy of these documents from Savient at no cost, by writing or telephoning Savient at: Savient Pharmaceuticals, Inc., Attention: Investor Relations Department, One Tower Center, East Brunswick, New Jersey 08816, Telephone: (732) 418-9300. Stockholders should be sure to include their complete name and address in such requests. Stockholders can also find copies of these documents by visiting Savient’s website at http://www.savientpharma.com. Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 (toll free) or (212) 929-5500 (collect), or Citigroup Global Markets Inc., the Dealer Manager, at (877) 531-8365 (toll free) or (212) 723-7236 (collect).

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FORWARD LOOKING LANGUAGE

This news release contains “forward-looking statements” which are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such risks, trends and uncertainties are in some instances beyond the Savient’s control.

Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and other similar expressions help identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Savient’s business and the biopharmaceutical and specialty pharmaceutical industries in which Savient operates. Such risks and uncertainties include, but are not limited to, Savient’s stock price and market conditions, delay or failure in developing Puricase (PEG-uricase) and other product candidates, difficulties of expanding Savient’s product portfolio through in-licensing, introduction of generic competition for Oxandrin, fluctuations in buying patterns of wholesalers, potential future returns of Oxandrin or other products, Savient’s continuing to incur substantial net losses for the foreseeable future, difficulties in obtaining financing, potential development of alternative technologies or more effective products by competitors, reliance on third-parties to manufacture, market and distribute many of Savient’s products, economic, political and other risks associated with foreign operations, risks of maintaining protection for Savient’s intellectual property, risks of an adverse determination in on-going or future intellectual property litigation, and risks associated with stringent government regulation of the biopharmaceutical and specialty pharmaceutical industries.

These risks and uncertainties include risks related to Savient’s businesses as well as the factors relating to the tender offer discussed in the Offer to Purchase. Savient may not actually achieve the plans, intentions or expectations disclosed in Savient’s forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that Savient makes. Stockholders should not place undue reliance on the forward-looking statements, which speak only as to the date of this press release. Savient’s forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that Savient may make. Except as required by law, Savient does not assume any obligation to update any forward-looking statements.

In addition, please refer to Savient’s Current Reports on Form 8-K filed on July 11, 2006 (two reports), August 10, 2006 and August 11, 2006, Savient’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2006 and March 31, 2006, and Savient’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, in each case as filed with the SEC, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact Savient and its business.

(SVNT-I)

CONTACTS:
Savient Pharmaceuticals, Inc.
Jack Domeischel, 732-565-4716
jdomeischel@savientpharma.com